September 9, 2024

Chris Anthony
Co-Chief Executive Officer
Aptera Motors Corp
5818 El Camino Real
Carlsbad, CA 92008

       Re: Aptera Motors Corp
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed August 27, 2024
           File No. 024-12455
Dear Chris Anthony:

       We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 19, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Legal and Regulatory Environment, page 23

1.     We note your revisions in response to prior comment 4 and that you experienced
       production delays in the past due to, among other things,    certain
regulatory requirements
       that we must meet for our vehicle to obtain safety certifications. Please revise to elaborate on the effect of existing or probable governmental regulations (including environmental regulation) that are reasonably likely to have a material impact on your future financial performance. Refer to Item 7(a)(2) of Form 1-A (Part
II).
The Company's Property, page 24

2.     We note your revisions in response to prior comment 8 and that    [w]e
plan [sic] produce
       100 to 200 of our launch edition vehicles in 2025 if we are able to raise at least $60 million in 2024. If we raise less, it may take us longer to ramp up production. To reach full production capacity of 20,000 vehicles per year by 2026, in addition to the factors
 September 9, 2024
Page 2

       described above, we will need to raise approximately $200 million more. Please revise to
       disclose this in MD&A and revise your    Plan of Operations    on page
28 to disclose (i)
       how much more capital the company must raise this year to meet its projected timeline and (ii) include a statement indicating whether, in your opinion, the proceeds from this offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Form 1-A (Part II).
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
25

3.     We note your revisions in response to prior comment 4 and that you experienced
       production delays in the past due to, among other things,    supply
chain issues and
       disruptions, particularly during the time of the COVID pandemic and immediately
       thereafter.    Please discuss whether supply chain disruptions
materially affect your outlook
       or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your liquidity have been impacted.
Compensation of Directors and Executive Officers, page 30

4. We note your revisions in response to prior comment 12 and reissue in part. If applicable, please address the part of that comment requesting information required by Item 11(d) of
       Form 1-A (Part II) for your 2021 Stock Option and Incentive Plan.
General

5. We note your revisions in response to prior comment 5. Please revise your offering statement to discuss your reliance on Rule 12g-6.
       Please contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Jamie Ostrow